SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Appraisal Report SP-0126/13-04 FLORESTAL NACIONAL S.A.

REPORT:	SP-0126/13-04	BASE DATE:	August 31, 2013

REQUESTING COMPANY:	COMPANHIA SIDERÚRGICA NACIONAL, hereinafter referred to as CSN.

A corporation, with headquarters at Avenida Brigadeiro Faria Lima, nº 3.400, 15º andar (parte), 19º e 20º andares, Itaim Bibi, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 33.042.730/0001-04.

OBJECT:	FLORESTAL NACIONAL S.A., hereinafter referred to as FLORESTAL.

A privately-held corporation, with headquarters at Av. Brigadeiro Faria Lima, nº 3.400, 20º andar, Sala: Volta Redonda, Itaim Bibi, in the city and state of São Paulo, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 09.295.323/0001-24.

PURPOSE:	To determine the book value of FLORESTAL’s shareholders’ equity, for the purpose of its merger by CSN, pursuant to Articles 226 and 227 of Law 6404/76 (Brazilian Corporate Law).

2

 Report SP-0126/13-04               3

1.  INTRODUCTION

APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with headquarters at Rua da Assembleia, nº 35, 12º andar, in the city and state of Rio de Janeiro, inscribed in the roll of corporate taxpayers (CNPJ/MF) under no. 08.681.365/0001-30, was designated to verify the book value of FLORESTAL’s shareholders’ equity, for the purpose of its merger by CSN, pursuant to Articles 226 and 227 of Law 6404/76 (Corporate Law).

When preparing this report, we used data and information provided by third parties, in the form of documents and oral interviews with the client. The estimates used in this process are based on documents and information, including but not limited to:

▪  Analytical Balance Sheet of FLORESTAL on August 31, 2013.

APSIS has recently appraised the following firms for publicly-held companies for a variety of reasons:

▪  AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A

▪  BANCO PACTUAL S/A

▪  CIMENTO MAUÁ S/A

▪  ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.

▪  GEODEX COMMUNICATIONS DO BRASIL S/A

▪  GERDAU S/A

▪  HOTÉIS OTHON S/A

▪  IBEST S/A

▪  L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A

▪  LIGHT SERVIÇOS DE ELETRICIDADE S/A

▪  LOJAS AMERICANAS S/A

▪  REPSOL YPF BRASIL S/A

▪  TAM TRANSPORTES AÉREOS MERIDIONAL S/A

▪  WAL PETROLEO S/A

The APSIS team responsible for this project comprised the following professionals:

▪  AMILCAR DE CASTRO
Commercial Officer

▪  ANA CRISTINA FRANÇA DE SOUZA
Vice-President
Civil Engineer, Postgraduate  studies in Accounting (CREA/RJ 1991103043)

▪  ANTONIO LUIZ FEIJÓ NICOLAU
Executive Officer

▪  ERIVALDO ALVES DOS SANTOS FILHO
Accountant (CRC/RJ-100990/O-1)

▪  LUCILIA NICOLINI
Accountant (CRC/SP-107639/O-6)

▪  LUIZ PAULO CESAR SILVEIRA
Vice-President
Mechanical Engineer, Master in Business Administration (CREA/RJ 1989100165)

▪  MARCIA APARECIDA DE LUCCA CALMON
Technical Officer (CRC/SP-143169/O-4)

▪  MÁRCIA MOREIRA FRAZÃO DA SILVA
Executive Officer (CRC/RJ-106548/O-3)

▪  RENATA POZZATO CARNEIRO MONTEIRO
Vice-President

▪  RICARDO DUARTE CARNEIRO MONTEIRO
Chief Executive Officer
Civil Engineer, Postgraduate studies in Economic Engineering (CREA/RJ 1975102453)

▪  SERGIO FREITAS DE SOUZA
Executive Officer
Economist (CORECON/RJ 23521-0)

P-0126/13-04                 4

2.  PRINCIPALS AND RESERVATIONS

The following information is important and should be read carefully.

This report has been drawn up in strict compliance with the fundamental principles listed below:

▪  The consultants have no direct or indirect interest in the companies involved or in the operation, nor is there any other relevant circumstance that could constitute a conflict of interest.

▪  APSIS’ professional fees have no relation whatsoever to the conclusions of this report.

▪  To the best of the consultants’ knowledge and belief, the analysis, opinions and conclusions expressed in this Report are based on true and accurate data, investigations, research and surveys.

▪  The information received from third parties is deemed to be accurate as its sources are cited in this Report.

▪  For projection purposes, we have assumed that there are no liens or encumbrances of any nature, judicial or extra-judicial, on the companies in question, other than those listed in this Report.

▪  This Report presents all the limiting conditions, if any, imposed by the adopted methodologies that may affect the analyses, opinions and conclusions of said Report.

▪  The Report was prepared by APSIS and no one apart from its own consultants was involved in preparing its analyses and corresponding conclusions.

▪  APSIS assumes total responsibility for the appraisal material, including implicit content, for the exercise of its functions, especially that established in laws, codes or internal regulations.

▪  This Report has been drawn up in accordance with the criteria and recommendations established by the Brazilian Standards Bureau (ABNT), the Uniform Standards of Professional Appraisal Practice (USPAP) and the International Valuation Standards Council (IVSC), as well as requirements imposed by different bodies such as the Accounting Pronouncements Committee (CPC), the Ministry of Finance, the Central Bank, Banco do Brasil, the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance  (SUSEP), Income Tax Regulations (RIR) and the Brazilian Committee of Business Appraisers (CBAN), among others.

▪  The controlling company and management of the companies involved did not direct, limit, place difficulties upon or practice any acts that could have jeopardized access to, as well as the use or knowledge of the information, goods, documents or working methods that were important to the conclusions of this Report.

P-0126/13-04                  5

3.  DISCLAIMER

▪  When preparing this Report, APSIS made use of data and information from historical accounting registers audited by third parties or unaudited, furnished in writing by the company’s management or obtained from cited sources. Consequently, APSIS has assumed that the data and information obtained for this Report is true and consistent and therefore accepts no responsibility in relation to its veracity or otherwise.

▪  The scope of this work does not include auditing the company’s financial statements or reviewing the work of its auditors. Consequently, APSIS is not expressing any opinion on the financial statements of the requesting company.

▪  We accept no responsibility for any losses suffered by the requesting company and its subsidiaries, partners, officers, creditors or other parties, resulting from the use of the data or information supplied by the company and presented in this Report.

▪  Our work was developed exclusively for the use of the requesting company and its partners for the purpose described above.

P-0126/13-04                  6

4.   APPRAISAL METHODOLOGY

Examination of the already mentioned supporting documentation, in order to verify good bookkeeping in line with the legal, regulatory, normative and structural provisions governing the material, in accordance with accounting practices adopted in Brazil.

We examined FLORESTAL’s accounting books and all other necessary documents for the preparation of this Report, which was based on FLORESTAL´s balance sheet on August 31, 2013 (Exhibit 1).

In the opinion of the appraisers, FLORESTAL´s assets and liabilities have been duly recorded.

P-0126/13-04                  7

5.  APPRAISAL OF FLORESTAL’S BOOK VALUE

FLORESTAL’s accounting books and all other necessary documents for the preparation of this Report were duly examined.

The appraisers concluded that the book value of FLORESTAL’s shareholders’ equity for the purpose of its merger by CSN was negative by three hundred ninety-one million, three hundred eighty-nine thousand, one hundred and seven reais and five centavos (R$391,389,107.05), on August 31, 2013, as shown in the adjacent table:

BALANCE SHEET (R$)	FLORESTAL NACIONAL ON 8/31/2013
CURRENT ASSETS	4,173,980.41
CASH AND CASH EQUIVALENTS	1,758,948.60
Cash and cash equivalents	1,758,948.60
OTHER ASSETS	2,415,031.81
Taxes recoverable	2,415,031.81
LONG-TERM ASSETS	115,760,744.77
Deferred income tax and social contribution	115,760,744.77
PERMANENT ASSETS	279,782,030.24
Investments	260,209,888.61
Property, plant and equipment	19,572,141.63
TOTAL ASSETS	399,716,755.42
CURRENT LIABILITIES	192,543,223.17
SHORT-TERM LIABILITIES	192,543,223.17
Trade accounts payable	1,288,246.57
Taxes payable	62,177.24
Loans and financings	191,186,201.01
Provisions	6,598.35
LONG-TERM LIABILITIES	598,562,639.30
Loans and financings	598,562,639.30
SHAREHOLDERS' EQUITY	- 391,389,107.05
Capital stock	24,616,208.00
Comprehensive income	45,072,052.74
Accrued income/losses	- 461,077,367.79
TOTAL LIABILITIES	399,716,755.42

P-0126/13-04                 8

6.  CONCLUSION

Following the examination of the previously mentioned documents and based on APSIS´ own studies, the appraisers concluded that the book value of FLORESTAL´s shareholders’ equity for the purpose of its merger by CSN was negative by three hundred ninety-one million, three hundred eighty-nine thousand, one hundred and seven reais and five centavos (R$391,389,107.05), on August 31, 2013.

Having concluded Report SP-0126/13-04, consisting of nine (9) written pages and two (2) exhibits, APSIS Consultoria e Avaliações Ltda. (CRC/RJ-005112/O-9), a company specializing in the appraisal of goods, legally represented by its executive officers, is available to clarify any doubts that may arise.

São Paulo, September 10, 2013.

P-0126/13-04                 9

Board of Executive Officers	Accounting Company Registration: CRC/SP-107639/O-6

P-0126/13-04               10

7.  EXHIBITS

1.    SUPPORTING DOCUMENTATION

RIO DE JANEIRO - RJ Rua da Assembleia, nº 35, 12º andar Centro, CEP 20011-001 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851	SÃO PAULO - SP Av. Angélica, nº 2.503, Conj. 42 Consolação, CEP 01227-200 Tel.: + 55 (11) 3666-8448 Fax: + 55 (11) 3662-5722

EXHIBIT 1

P-0126/13-04                 11

FLORESTAL NACIONAL S.A.
(Amounts in R$)

		Balance on 8/31/2013
10000000 ASSETS
11000000 CURRENT ASSETS
11010000 CASH AND CASH EQUIVALENTS
11010200 TRANSACTION ACCOUNTS
11010203	BANCO DO BRASIL RJ-TRANSACTION ACCOUNT	3,793.34
11010254	BANCO PACTUAL - TRANSACTION ACCOUNT	497.68
TOTAL TRANSACTION ACCOUNTS		4,291.02
110110 CASH EQUIVALENTS (UP TO 90 D)
11011000 FINANCIAL INVESTMENTS
11011001	EXCLUSIVE FUNDS	821,665.36
11011003	THIRD-PARTY FUNDS-DOMESTIC CURRENCY	932,992.22
TOTAL CASH EQUIVALENTS (UP TO 90 D)		1,754,657.58
TOTAL CASH EQUIVALENTS (UP TO 90 D)		1,754,657.58
TOTAL CASH AND CASH EQUIVALENTS		1,758,948.60

11350000 OTHER LONG-TERM RECEIVABLES
11350200 RECOVERABLE TAXES
11350206	IRRF ON FINANCIAL OPERATIONS	301,142.72
11350223	IRPJ/IRRF TO OFFSET	1,998,459.08
11350238	PIS-LAW 10637	20,590.22
11350239	COFINS - LAW 10833/03	94,839.79
TOTAL RECOVERABLE TAXES		2,415,031.81
TOTAL OTHER LONG-TERM RECEIVABLES		2,415,031.81

TOTAL CURRENT ASSETS		4,173,980.41

12000000 LONG-TERM RECEIVABLES
12470000 DEFERRED IRPJ (LONG TERM)
12470100 DEFERRED IRPJ (LONG TERM)
12470101	DEFERRED IRPJ (LONG TERM)	150,013,776.56
12470110	IRPJ - DEFERRED LIABILITIES (-)	-17,072,747.25
12470111	IRPJ- DEFERRED ASSETS - CONTRA ACCOUNT (-)	-47,822,834.63
TOTAL DEFERRED IRPJ (LONG TERM)		85,118,194.68
TOTAL DEFERRED IRPJ (LONG TERM)		85,118,194.68

12480000 DEFERRED CSLL (LONG TERM)
12480100 DEFERRED CSLL (LONG TERM)
12480101	DEFERRED CSLL (LONG TERM)	54,004,959.57
12480110	CSLL - DEFERRED LIABILITIES (-)	-6,146,189.01
12480111	CSLL-DEFERRED ASSET - CONTRA ACCOUNT (-)	-17,216,220.47
TOTAL DEFERRED CSLL (LONG TERM)		30,642,550.09
TOTAL DEFERRED CSLL (LONG TERM)		30,642,550.09

TOTAL LONG TERM RECEIVABLES		115,760,744.77

13000000 PERMANENT ASSETS
13010000 INVESTMENTS
13010100 STATED AT EQUITY METHOD
13010809	INVESTMENT IN CIA FLORESTAL DO BRASIL	19,358,448.61
TOTAL STATED AT EQUITY METHOD		19,358,448.61
13011000 STATED AT ACQUISITION COST
13011022	USIMINAS	581,323,647.00
13011023	USIMINAS - INVESTMENT ADJUSTMENT	-340,472,207.00
TOTAL STATED AT ACQUISITION COST		240,851,440.00
TOTAL INVESTMENTS		260,209,888.61

13050000 PROPERTY, PLANT AND EQUIPMENT
13050300 CURRENT WORKS
13050301	CONSTRUCTION IN PROGRESS	19,572,141.63
TOTAL CURRENT WORKS		19,572,141.63
TOTAL PROPERTY, PLANT AND EQUIPMENT		19,572,141.63

TOTAL PERMANENT ASSETS		279,782,030.24

TOTAL ASSETS		399,716,755.42

FLORESTAL NACIONAL S.A.
(Amounts in R$)

		Balance on 8/31/2013
20000000 LIABILITIES
21000000 CURRENT LIABILITIES
21080000 LOANS AND BORROWINGS-CHARGES
21080100 DOMESTIC CURRENCY
21080129	INTERCOMPANY LOAN - INTEREST	-152,948,960.81
21080130	INCOME TAX IN DOMESTIC CURRENCY - INVESTEES	-38,237,240.20
TOTAL DOMESTIC CURRENCY		-191,186,201.01
TOTAl LOANS AND BORROWINGS-CHARGES		-191,186,201.01

21150000 TRADE ACCOUNTS PAYABLE
21150100 TRADE ACCOUNTS PAYABLE - THIRD PARTIES
21150101	DOMESTIC SUPPLIERS	-1,288,246.57
TOTAL TRADE ACCOUNTS PAYABLE - THIRD PARTIES		-1,288,246.57
TOTAL TRADE ACCOUNTS PAYABLE		-1,288,246.57

21300000 TAXES PAYABLE
21300100 TAXES PAYABLE
21300102	CSLL, COFINS AND PIS - WITHHOLDING TAX	-47,012.06
21300104	IRRF - SERVICES RENDERED	-15,165.18
TOTAL TAXES PAYABLE		-62,177.24
TOTAL TAXES PAYABLE		-62,177.24

21500000 PROVISIONS
21500500 OTHER PROVISIONS
21500506	PROVISION FOR SERVICES RENDERED	-6,598.35
TOTAL OTHER PROVISIONS		-6,598.35
TOTAL PROVISIONS		-6,598.35

TOTAL CURRENT LIABILITIES		-192,543,223.17

22000000 LONG-TERM LIABILITIES
22010000 LOANS AND BORROWINGS-PRINCIPAL
22010100 DOMESTIC CURRENCY
22010121	INVESTEE LOAN IN DOMESTIC CURRENCY	-590,248,537.39
TOTAL DOMESTIC CURRENCY		-590,248,537.39
TOTAL LOANS AND BORROWINGS-PRINCIPAL		-590,248,537.39

22060000 CURRENT ACCOUNTS / LOANS
22060300 ADVANCES FOR FUTURE CAPITAL INCREASE
22060301	ADVANCES FOR FUTURE CAPITAL INCREASE - CSN	-8,314,101.91
TOTAL ADVANCES FOR FUTURE CAPITAL INCREASE		-8,314,101.91
TOTAL CURRENT ACCOUNTS / LOANS		-8,314,101.91

TOTAL LONG-TERM LIABILITIES		-598,562,639.30

2423 EQUITY AND NON-CONTROLLING INTEREST
24 EQUITY
24010000 CAPITAL STOCK
24010100 PAID-IN SHARES
24010101	COMMON SHARES	-24,616,208.00
TOTAL PAID-IN SHARES		-24,616,208.00
TOTAL CAPITAL STOCK		-24,616,208.00
240800 COMPREHENSIVE INCOME
24081600 GAINS AND LOSSES FROM AVAILABLE-FOR-SALE FINANCIAL ASSETS
24081602	GAINS AND LOSSES FROM AVAILABLE-FOR-SALE FINANCIAL ASSETS-USIMINAS	-68,290,989.00
24081690	DEFERRED SOCIAL CONTRIBUTION	6,146,189.01
24081695	DEFERRED INCOME TAX	17,072,747.25
TOTAL LOSSES FROM AVAILABLE-FOR-SALE FINANCIAL ASSETS		-45,072,052.74
TOTAL COMPREHENSIVE INCOME		-45,072,052.74
24100000 RETAINED EARNINGS OR ACCUMULATED LOSSES
24100100 FROM PRIOR YEARS
24100101	RETAINED EARNINGS/ ACCUMULATED LOSSES	420,528,599.61
TOTAL PRIOR-YEAR RETAINED EARNINGS/ ACCUMULATED LOSSES		420,528,599.61
24100300 CURRENT YEAR
24100301 LOSS FOR THE YEAR		40,548,768.18
TOTAL RETAINED EARNINGS OR ACCUMULATED LOSSES		461,077,367.79
TOTAL EQUITY		391,389,107.05

TOTAL EQUITY AND NON-CONTROLLING INTEREST		391,389,107.05

TOTAL LIABILITIES		-399,716,755.42

FLORESTAL NACIONAL S.A.
(Amounts in R$)

		Balance on 8/31/2013
30000000 PROFIT/LOSS FOR THE YEAR
3RAIRCS PROFIT/LOSS BEFORE INCOME TAX/SOCIAL CONTRIBUTION
3RO OPERATING RESULT
4DROP OPERATING EXPENSES/INCOME
42020000 GENERAL AND ADMINISTRATIVE EXPENSES
42020100 ADMINISTRATIVE EXPENSES
42020101	G.A. EXPENSES - PRIMARY COSTS	13
42020105	SERVICES	16,496.51
TOTAL ADMINISTRATIVE EXPENSES		16,509.51
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		16,509.51
4ODROP OTHER OPERATING EXPENSES/INCOME
42060000 OTHER OPERATING EXPENSES
42060100 OTHER EXPENSES
42060139	IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES	1,242,801.00
42060190	NON-RECURRING EXPENSES	7,833.13
TOTAL OTHER EXPENSES		1,250,634.13
TOTAL OTHER OPERATING EXPENSES		1,250,634.13
TOTAL OTHER OPERATING EXPENSES/INCOME		1,250,634.13
4RFL NET FINANCIAL RESULT
42030000 FINANCIAL EXPENSES
42030400 INTEREST ON FINANCING - WORKING CAPITAL
42030402	INTEREST ON LOANS OF INVESTEES - MN	39,378,951.02
TOTAL INTEREST ON FINANCING - WORKING CAPITAL		39,378,951.02
42031200 OTHER FINANCIAL CHARGES
42031206	EXPENSES WITH FINANCIAL TRANSACTIONS	1,151.83
42031214	BANK EXPENSES	445
42031220	OTHER FINANCIAL EXPENSES	494,821.61
TOTAL OTHER FINANCIAL CHARGES		496,418.44
TOTAL FINANCIAL EXPENSES		39,875,369.46
33010000 FINANCIAL INCOME
33010100 FINANCIAL INVESTMENTS
33010101	EXCLUSIVE FUNDS	-46,295.76
33010102	THIRD-PARTY FINANCIAL INVESTMENTS	-43,667.63
TOTAL FINANCIAL INVESTMENTS		-89,963.39
33010200 OTHER
33010217	INTEREST AND FINES RECEIVABLE	-81,229.19
TOTAL OTHER		-81,229.19
TOTAL FINANCIAL INCOME		-171,192.58
TOTAL NET FINANCIAL RESULT		39,704,176.88
TOTAL OPERATING EXPENSES/INCOME		40,971,320.52
TOTAL OPERATING INCOME		40,971,320.52

PROFIT/LOSS BEFORE INCOME LOSS/SOCIAL CONTRIBUTION		40,971,320.52

4PIRCS PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION
45010000 PROVISION FOR INCOME TAX
45010102	DEFERRED INCOME TAX ASSETS - ST	-310,700.25
TOTAL PROVISION FOR INCOME TAX		-310,700.25

45020000 PROVISION FOR SOCIAL CONTRIBUTION
45020102	DEFERRED SOCIAL CONTRIBUTION ASSETS - ST	-111,852.09
TOTAL PROVISION FOR SOCIAL CONTRIBUTION		-111,852.09

TOTAL PROV. FOR INCOME TAX AND SOCIAL CONTRIBUTION		-422,552.34

37010101 PROFIT/LOSS FOR THE YEAR		-40,548,768.18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 25, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.